Ontrak, Inc.
333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
(310) 444-4300

April 29, 2024

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Ansart

    Re:    Ontrak, Inc.
        Registration Statement on Form S-1
        Filed April 22, 2024
        File No. 333-278848

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ontrak, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on April 30, 2024, or as soon thereafter as possible.

Please notify Edwin Astudillo of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (619) 318-9987 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request and/or contact him with any questions.

                             Very truly yours,

ONTRAK, INC.

By:	/s/ James J. Park
Name:	James J. Park
Title:	Chief Financial Officer